EXHIBIT 19
                                                                 ----------


      REGAL HOTEL MANAGEMENT, INC. INITIATES NEGOTIATIONS TO ACQUIRE
                       AIRCOA HOTEL PARTNERS, L.P.


         Denver, Colorado, December 18, 1996 -- Regal Hotel Management, Inc., a subsidiary of Regal Hotels International Holdings Limited (Regal), announced today that its Board of Directors has authorized its officers to enter into negotiations with AIRCOA Hotel Partners, L.P. (AMEX: AHT) regarding the acquisition of all of the Class A limited partnership units and all of the Class B limited partnership units of AIRCOA that it does not own at a price of $2.35 for each Class A Unit and $16.80 for each Class B Unit. Regal and its affiliates currently own 3,794,646 Class A Units, representing 71% of the outstanding Class A Units, and 888,746 Class B Units, representing 94% of the outstanding Class B Units. The terms and form of a transaction, if any is agreed to, have yet to be determined, but may include a merger, acquisition or other business combination. Any transaction would be financed by available funds and would not be subject to a financing contingency. The general partner of AIRCOA has referred Regal's proposal to the independent members of AIRCOA's Advisory Committee, for consideration on behalf of public unitholders.

         AIRCOA Hotel Partners, L.P. owns and operates six hotel and resort properties located in geographically diverse areas of the continental U.S. Each property is a full service facility serving the vacation, leisure, meetings, convention and business segments of the hotel market. AIRCOA Hotel Partners, L.P. owns and operates the properties through six operating partnerships.

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